Exhibit 99.1

Neptune Wellness Issues Letter to Shareholders

LAVAL, QC, March 10, 2022 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today released the following letter from the company's Chair of the Board, Julie Phillips, Chief Executive Officer, Michael Cammarata and Interim Chief Financial Officer, Randy Weaver.

Dear Shareholders:

On the heels of today's financing announcement, we want to explain our decision to raise additional equity through the Registered Direct Offering with a single strategic consumer-focused institutional investor. We believe this action, along with continued modifications to our operational and financial decision-making, enhances the long-term opportunity for success for Neptune Wellness shareholders.

Financial Positioning
With geopolitical risks rising, we are taking the steps necessary to shore up cash reserves in the immediate term and position our balance sheet properly to fund our growth initiatives as we push towards profitability. To this end, we have explored multiple options to balance the need for providing near-term financial stability while ensuring we continue to build long-term shareholder value. As a result, we have entered into a definitive agreement with a single strategic consumer-focused institutional investor for the purchase and sale of shares of our common stock and pre-funded warrants. Taking into account all considerations, we believe this is in the best interest of the company and will benefit shareholders in the long-term.

We also continue to explore additional financing options, including debt. We expect to come to terms with a lender, or lenders, that will result in cash proceeds to the company in the amount of $20-$25 million, further supplementing our existing cash position. While we cannot assure that current negotiations will lead to an agreement, we are presently having positive discussions with multiple lenders.

Growth Drivers
We remain enthusiastic about the growth prospects of our business, with opportunity across all three of our core verticals. We have successfully made the transition to a fully-integrated consumer packaged goods company with a diverse suite of better-for-you brands, available in some of the country's largest retail chains.  At the same time, we are driving consumer relevance by pursuing the right strategic partnerships for co-branded product lines and expanding our product offerings in key wellness categories including cannabis.

Major Distribution Gains
Since acquiring a majority stake in Sprout Organics in February 2021, we have expanded Sprout baby foods and toddler snacks substantially - both online and in store at major retailers like Target and Wal-Mart.

Earlier this week, we announced the launch of our Forest Remedies Multi Omega 3-6-9 line of supplements into more than 340 Sprouts Farmers Market stores across the U.S. This distribution agreement marks another important milestone in our efforts to transform Neptune into a high-growth branded CPG company.

In Canada, we continue to secure distribution for our Mood Ring and PanHash cannabis brands. We are now selling into over 1,300 stores, up from over 1,000 stores in the prior quarter. This represents just over 55 percent of the stores in the four territories where we operate.

Strategic Partnerships
Last month, we brought Walmart a first-of-its-kind collaboration between Sprout Organics and popular kids' entertainment platform CoComelon. This co-branded product line is now available on Walmart.com and in 900 Walmart stores next month, and has been very well-received. With this launch, Sprout Organics now sells into the top organic baby food retailers in the U.S., accounting for approximately 90 percent of the overall market.

Category Expansion
We continue to introduce new and in-demand product formats to meet the growing needs of cannabis consumers. With the launch of our Mood Ring pre-roll product line in Alberta and Ontario, Neptune now has an offering for every major cannabis product category in Canada's booming market.

Investing in Our Prospects
Six months ago we conducted a strategic review and made some big changes to get on track to becoming a profitable diversified CPG company. These actions have taken effect, and we are starting to see the results – we just posted our first quarter of positive gross margins since transitioning to a CPG-focused model. We also delivered our fourth consecutive quarter of sequential revenue growth. We expect these positive trends to continue in fiscal year 2023.

We are very excited about what the future holds for Neptune Wellness – and we are putting our money where our mouth is. Neptune's executive management team, including the Board, recently completed the purchase of more than one million common shares in the public market, reinforcing our confidence in the direction we're headed.

While the global market can be unstable during turbulent times, we are taking steps to ensure we remain well-positioned to execute against our stated plan: controlling our costs while pursuing high-growth opportunities with our Food & Beverage, Cannabis, and Personal Care & Beauty brands.

Julie Phillips	Michael Cammarata	Randy Weaver
Chair of the Board	CEO	Interim CFO

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Media Contacts: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto or Nick Staab, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 08:35e 10-MAR-22